SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of June, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





        RYANAIR TO APPEAL UNLAWFUL EU DECISION TO COURT OF FIRST INSTANCE

              CALLS ON AER LINGUS TO SCRAP UNFAIR FUEL SURCHARGES

               LAUNCHES 2M SEATS FOR EUR10 (incl. taxes & charges)

Ryanair, Europe's largest low fares airline today (Wednesday, 27th June) confirmed that it would appeal the EU Commission's unlawful decision to prohibit the merger with Aer Lingus to the European Court of First Instance. Ryanair expressed confidence that this prohibition will be overturned because;

 a. -This is the first time that the Commission has prohibited a merger between two companies which combined will have less than 5 % of the EU market.

 b. -This is the first time that the Commission has prohibited an airline merger and reverses a 20 year policy of encouraging EU airline mergers, having previously approved the larger Air France/KLM merger and the Lufthansa/ Austrian/Swiss mergers.

 c. -This is the first time that an EU airline merger offered guaranteed fare reductions of over EUR100m p.a. for the benefit of consumers.

 d. -This prohibition leaves Aer Lingus exposed as a small, peripheral loss making regional airline which cannot compete with Ryanair on price or punctuality from Dublin (it has recently pulled off another 5 Ryanair routes from Dublin) at a time when the rest of the European industry is consolidating. Aer Lingus lost EUR70m last year despite an average short haul fare of over EUR90 (more than double Ryanair's average fare of EUR41).

Ryanair confirmed that the prohibition would be bad news for Aer Lingus' passengers who will continue to suffer higher fares, unnecessary fuel surcharges, poor punctuality and repeated strikes (such as the latest staff walk out just two weeks ago).

Ryanair also criticised the continuing failure of the Board and Management of Aer Lingus to deliver value for its customers or shareholders;

 1. -Aer Lingus fares are rising (in line with its IPO strategy).

 2. -Aer Lingus has recently raised its unjustified fuel surcharges for long haul passengers.

 3. -Aer Lingus has wasted almost EUR20m of shareholders' funds to oppose a bid of EUR2.80 per share when its share price is just EUR2.60.

 4. -Aer Lingus has ordered new long haul aircraft recently when prices are at an all time high.

 5. -Aer Lingus has (since Ryanair's offer) pulled services from 5 more Ryanair routes because it is unable to match Ryanair's punctuality or prices.

 6. -Aer Lingus has supported the DAA's proposed T2 which will double passenger charges at Dublin and substantially increase Aer Lingus' costs.

 7. -Aer Lingus has presided over a decline in the share price from over EUR3.00 to just EUR2.60 yesterday - significantly below Ryanair's offer price.

Aer Lingus' actions in recent weeks has damaged its cost base and destroyed significant shareholder value. It would appear that the Board of Aer Lingus is more interested in looking after its own interests and those of the Irish Government than it is in lowering airfares or increasing its share price. In its defence documents, Aer Lingus claimed that Ryanair's offer of EUR2.80 per share "devalued Aer Lingus". How does it now explain or justify a share price as low as EUR2.60, significantly less than Ryanair's offer?

Speaking today in Dublin Ryanair's CEO Michael O'Leary said;

        "Aer Lingus claimed yesterday that the EU Commission's prohibition is 'another boost for Aer Lingus and for consumers'. This is nonsense. Aer Lingus' share price is now significantly below Ryanair's EUR2.80 offer which means that their shareholders are losing out. The fact that consumers will be denied the Ryanair guarantee of lower Aer Lingus fares and the elimination of fuel surcharges means that they will suffer a penalty of over EUR100m p.a.

        "Aer Lingus is continuing to waste shareholders' money by ordering new aircraft at the top of the cycle, by supporting expensive T2 facilities at Dublin airport which will double their costs and by wasting almost EUR20m of shareholders funds to oppose Ryanair's EUR2.80 offer. This waste has been reflected in their falling share price.

        "We call on Aer Lingus to lower their fares and scrap these unfair fuel surcharges and at least deliver the same value to consumers that Ryanair's offer would. In the mean time Ryanair will continue to grow, will continue to offer lower fares and will continue to beat Aer Lingus on price and punctuality. We look forward to the European Courts overturning this unprecedented and unlawful prohibition".

The directors of Ryanair accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Ryanair in respect of the information contained in this announcement relating to Aer Lingus and the Aer Lingus Group, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Ryanair to verify this information). To the best of the knowledge and belief of the directors of Ryanair (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.


Ends.                                 Wednesday, 27th June 2007


For further information please contact:

Peter Sherrard - Ryanair                 Tel: 00 353 1 812 1228
Pauline McAlester - MurrayConsultants    Tel: 0353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  27 June, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director